11023072

SECURITIES A...
Washington, D.C. 20549

RECEIVED AUG 2 9 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 200

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER INVESTMENT SERVICES CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12701 TOWNEPARK WAY, SUITE 303
(No. and Street)

LOUISVILLE (City) KY (State) 40243-2387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. WELLS 502-736-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOUNTJOY CHILTON MEDLEY, LLP
(Name – *if individual, state last, first, middle name*)

2000 MEIDINGER TOWER, 462 S. FOURTH STREET, LOUISVILLE, KY 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD A. WELLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER INVESTMENT SERVICES CO, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SEC/TREAS

Title

Subscribed and sworn to before me this 30th day of June, 2011

Charla Rapp

Notary Public

My Commission Expires: January 7, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Investment Services, Co.

Financial Statements

Years Ended June 30, 2011 and 2010

Alexander Investment Services, Co.

Table of Contents
Years Ended June 30, 2011 and 2010

Mountjoy
Chilton
Medley

Independent Auditor's Report on Financial Statements

To the Board of Directors of
Alexander Investment Services, Co.

We have audited the accompanying statement of financial condition of Alexander Investment Services, Co. ("the Company") as of June 30, 2011 and 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 24, 2011

2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

502.749.1900 P
502.749.1930 F
www.mcmcpa.com

Louisville
Lexington
Covington
Frankfort

Alexander Investment Services, Co.
Statements of Financial Condition
June 30, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 48,174	$ 31,767
Accounts receivable	6,672	4,615
Accrued commissions	39,000	22,028
Securities owned, at fair value	37,666	30,000
Property and office equipment, net	28,985	33,515
Security deposit	3,300	3,300
Other assets	10,902	9,854
Total Assets	$ 174,699	$ 135,079
Liabilities and Stockholders' Equity		
Accounts payable	$ 2,547	$ 5,138
Deferred tax liability	5,870	2,596
Accrued expenses and other payables	48,953	20,422
Total Liabilities	57,370	28,156
Stockholders' Equity:		
Capital stock, common, no par value;	1,000	1,000
Authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares		
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	126,137	115,731
Total Stockholders' Equity	117,329	106,923
Total Liabilities and Stockholders' Equity	$ 174,699	$ 135,079

See accompanying notes.

Alexander Investment Services, Co.
Statements of Operations
Years Ended June 30, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 2,825,549	$ 2,441,305
Retirement plan fees	80,651	77,091
Interest and dividends	714	2
Miscellaneous	-	274
Securities gains, net	6,973	-
Total Revenues	2,913,887	2,518,672
Expenses:		
Officers' compensation	1,795,604	1,593,433
Salaries, wages, and commissions	789,029	633,835
Payroll taxes	25,784	26,749
Insurance	46,937	36,533
Employee retirement plan	33,000	35,000
Depreciation	15,360	11,506
Rent	47,735	48,775
Office supplies	42,039	40,545
Telephone	19,678	21,902
Consulting	31,929	20,894
Regulatory fees	20,860	22,453
Other expenses	31,661	40,638
Total Expenses	2,899,616	2,532,263
Net Income (Loss) before Income Tax Benefit (Expense)	14,271	(13,591)
Income Taxes		
Current expense	(591)	-
Deferred (expense) benefit	(3,274)	1,593
	(3,865)	1,593
Net Income (Loss)	$ 10,406	$ (11,998)

See accompanying notes.

Alexander Investment Services, Co.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2011 and 2010

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances at June 30, 2009	50,000	$ 1,000	$ 68,882	$ 127,729	$ (78,690)	$ 118,921
Net loss	-	-	-	(11,998)	-	(11,998)
Balances at June 30, 2010	50,000	1,000	68,882	115,731	(78,690)	106,923
Net income	-	-	-	10,406	-	10,406
Balances at June 30, 2011	50,000	$ 1,000	$ 68,882	$ 126,137	$ (78,690)	$ 117,329

See accompanying notes.

Alexander Investment Services, Co.
Statements of Cash Flows
Years Ended June 30, 2011 and 2010

	2011	2010
Operating Activities		
Net Income (Loss)	$ 10,406	$ (11,998)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	15,360	11,506
Securities gains, net	(6,973)	-
Deferred income tax	3,274	(1,593)
Decrease (increase) in assets:		
Accounts receivable	(2,057)	750
Accrued commissions	(16,972)	(15,939)
Other assets	(1,048)	582
(Decrease) increase in liabilities:		
Accounts payable	(2,589)	4,676
Accrued expenses and other payables	28,531	11,487
Net Cash Provided by (Used in) Operating Activities	27,932	(529)
Investing Activities		
Additions to property and office equipment	(10,830)	(13,211)
Purchases of marketable securities	(695)	(30,000)
Net Cash Used in Investing Activities	(11,525)	(43,211)
Net Increase (Decrease) in Cash and Cash Equivalents	16,407	(43,740)
Cash and Cash Equivalents, Beginning of Year	31,767	75,507
Cash and Cash Equivalents, End of Year	$ 48,174	$ 31,767

See accompanying notes.

Alexander Investment Services, Co.
Notes to Financial Statements
June 30, 2011 and 2010

Note A - Nature of Organization

Alexander Investment Services, Co. (the Company), a Kentucky corporation, is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note B - Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting whereby revenue and commissions are recognized when earned and expenditures are recognized when incurred.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

6. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

7. Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, entitled *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (GAAP)*. In substance, SFAS No. 168 makes the FASB Accounting Standards Codification (ASC) the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the ASC now is considered to be non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted the ASC upon issuance, with no material impact to the financial statements.

8. Income Taxes: The ASC standards require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The Company adopted these standards at the beginning of fiscal 2010 with no material impact on its financial statements.

9. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

Note B - Significant Accounting Policies (Continued)

10. Subsequent Events: Subsequent events for the Company have been considered through the date of the Independent Auditor's Report which represents the date the financial statements were available to be issued.

Note C - Property and Office Equipment

Property and office equipment at June 30, 2011 and 2010 are summarized as follows:

	2011	2010
Furniture	$ 17,510	$ 17,510
Office equipment	186,180	175,350
	203,690	192,860
Less accumulated depreciation	174,705	159,345
	$ 28,985	$ 33,515

Note D - Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note D - Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2011.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2011
Assets				
Mutual funds	$ 37,666	$ -	$ -	$ 37,666
Total Assets	$ 37,666	$ -	$ -	$ 37,666

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2010
Assets				
Mutual funds	$ 30,000	$ -	$ -	$ 30,000
Total Assets	$ 30,000	$ -	$ -	$ 30,000

Note E - Retirement Plan

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $33,000 and $35,000 for the years ended June 30, 2011 and 2010, respectively.

The Profit Sharing Plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note F - Income Taxes

Income tax benefit (expense) attributable to net loss before income taxes for the years ended June 30, 2011 and 2010 consists of:

	2011	2010
Current Expense		
State and local	$ (591)	$ -
Deferred Income Tax (expense) Benefit		
Federal	(3,274)	1,353
State	-	240
	(3,274)	1,593
Total Income Tax (Expense) Benefit	$ (3,865)	$ 1,593

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2011 and 2010.

Income tax benefit attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2011	2010
Tax (Expense) Benefit at Expected Statutory federal rate	$ (2,141)	$ 2,039
Nondeductible expenses	(729)	(686)
State taxes and other	(995)	240
	$ (3,865)	$ 1,593

Note F - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2011 and 2010:

	2011	2010
Deferred Tax Asset:		
NOL carryforward	$ 200	$ 2,127
Deferred Tax Liabilities:		
Adjustment to cash basis on income tax return	1,190	2,290
Depreciation	3,416	2,433
Unrealized gain on investments	1,464	-
	6,070	4,723
Net Deferred Tax Liability	$ (5,870)	$ (2,596)

The Company has tax net operating loss carryforwards of $1,327 at June 30, 2011 that expire at various dates beginning June 30, 2030 and a capital loss carryforward of $4,305 expiring June 30, 2014.

Note G - Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2013. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $47,735 and $48,775 for the years ended June 30, 2011 and 2010, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2012	$ 37,884
2013	39,460
2014	3,300
	$ 80,644

Note H - Risks and Concentrations

Approximately 66% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note I - Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2011 and 2010, the Company had net capital of $61,820 and $50,835, respectively. The Company's ratio of aggregate indebtedness to net capital for these same time periods was 0.9280 and 0.5539.

In addition, there were no liabilities subordinated to general creditors during the years ended June 30, 2011 or 2010.

Note J - Focus Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2011 and 2010.

Alexander Investment Services, Co.
Schedule 1
June 30, 2011 and 2010

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission and
Statement Regarding Liabilities Subordinated to General Creditors
As of June 30, 2011

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2011 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2011
Aggregate Indebtedness	$ 57,370
Net Capital:	
Stockholders' equity	$ 117,329
Nonallowable Assets:	
Property and office equipment, net	(28,985)
Accounts receivable	(6,672)
Other assets	(14,202)
Net Capital	67,470
Haircuts on Securities:	
Money market funds	-
Other securities	(5,650)
Undue concentration	-
Net Capital	$ 61,820
Ratio of Aggregate Indebtedness to Net Capital	0.9280

In addition, there are no liabilities subordinated to general creditors as of June 30, 2011.

Mountjoy
Chilton
Medley

Independent Auditor's Report on Internal Control Required by Sec Rule 17a-5(g)(1)

To the Board of Directors of
Alexander Investment Services, Co.

In planning and performing our audit of the financial statements and supplemental schedule of Alexander Investment Services, Co. (the Company) as of and for the years ended June 30, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

502.749.1900 P
502.749.1930 F
www.mcmcpa.com

Louisville
Lexington
Covington
Frankfort

Independent Auditor's Report on Internal Control Required by Sec Rule 17a-5(g)(1) (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 24, 2011

Alexander Investment Services, Co.

June 30, 2011

Alexander Investment Services, Co.

TABLE OF CONTENTS

Mountjoy
Chilton
Medley

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Alexander Investment Services, Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2011, which were agreed to by Alexander Investment Services, Co. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation. The Company's management is responsible for Alexander Investment Services, Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
August 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6-30, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ALEXANDER INVESTMENT SERVICES

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GERALD A. WELLS
502-736-1340

2. A. General Assessment (item 2e from page 2) $ 732

B. Less payment made with SIPC-6 filed (exclude interest) (306)

1-20-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 426

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 426

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 426

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALEXANDER INVESTMENT SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of August, 2011.

Sec / Treas.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2010 and ending 6/30/2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2913886

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2,540,285

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

RETIREMENT PLAN ADMINISTRATION 80,651

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 2620936

2d. SIPC Net Operating Revenues $ 292950

2e. General Assessment @ .0025 $ 732

(to page 1, line 2.A.)